[Latham & Watkins Letterhead]


August 21, 2007


VIA EDGAR TRANSMISSION AND OVERNIGHT COURIER
--------------------------------------------


Tabatha Akins
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Geron Corporation
                           Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 000-20859

Dear Ms. Akins:

     On behalf of Geron Corporation ("Geron" or the "Company"), we confirm receipt of the letter dated August 16, 2007 from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing. We respectfully submit the following reply on behalf of the Company as set forth below. Courtesy copies of this letter are being submitted to the Staff via overnight courier. For ease of reference, we have set forth your comment in italics and the Company's response below.

1. Please refer to your response to our prior comment number one. Please clarify what is meant by the statement "the Company, at its discretion, may contribute up to $2 million". Based on our understanding of this agreement it would appear that the Phase I payment is mandatory.

     The Company supplementally advises the Staff that paragraphs 12.3.1 and
12.3.2 of the Joint Venture Agreement between the Company and Biotechnology Research Corporation Limited ("BRC"), dated March 1, 2005 (the "Agreement"), set forth the consequences of the Company's decision to not make the Phase I payment and indicate the reasons why this payment is at the Company's discretion. As
Schedule 7 of the Agreement indicates, BRC agreed to provide $6 million of funding in six equal quarterly payments as TAT performs research activities. BRC, at its discretion, could stop funding TAT at any time. Commencing three months after the date BRC had contributed an aggregate of $6 million to TAT, the Company, at its discretion, could contribute $2 million.

     Under the Agreement, if the Company decided not to fund TAT pursuant to the agreed upon schedule, then an Event of Default would be deemed to have occurred. However, the Company respectfully submits that, notwithstanding the use of the term "Event of Default," the Company would not have any obligation to pay, or any other liability to, TAT or BRC upon an Event of Default. BRC would have only two options upon an Event of Default. If the Company chose not to contribute $2 million to TAT after BRC contributed $6 million, then "BRC may elect to do either (but not both) of the following:

12.3.1 BRC may exercise a call option to purchase all, but not less than all, of Geron's Shares (a 'Call Option') by serving on Geron, within 30 days of the later of either the date a Default Notice is served on the Defaulter or the expiration of any applicable cure period for the relevant Event of Default without such Event of Default (if capable of remedy) having been remedied to the reasonable satisfaction of BRC (or of the Company in the case of the Ancillary Agreements), written notice (a 'Call Option Notice') of its wish to exercise the Call Option. Upon service of a valid Call Option Notice in accordance with this Agreement, Geron shall be bound to sell all of its Shares to BRC at the Prescribed Price. Completion of the purchase of all of Geron's Shares shall take place no later than 14 days after the date on which the Prescribed Price applicable thereto shall have been determined or, if later, the date on which all governmental and other consents necessary for the purchase of such Shares have been obtained. On the date of completion of the purchase of all of Geron's Shares, Geron and the Company shall enter into the Amendment to Licence Agreement (a copy of which is attached hereto as Schedule 10-A) to amend the Geron Licence Agreement; or

12.3.2 BRC may exercise an option to wind up the Company in accordance with Clauses 11.1 and 11.2 (a 'Wind Up Option') by serving on Geron, within 30 days of the later of either the date a Default Notice is served on the Defaulter or the expiration of any applicable cure period for such Event of Default without such Event of Default (if capable of remedy) having been remedied to the reasonable satisfaction of BRC (or of the Company, in the case of the Ancillary Agreements), written notice (a 'Wind Up Notice') of its wish to exercise the Wind Up Option."

In summary, BRC could either purchase the Company's shares of TAT at fair market value (Section 12.3.1) or wind up TAT (Section 12.3.2). However, BRC could not initiate a claim under the Agreement, or otherwise require the Company to contribute any amount to TAT or to pay BRC any amount.

     The Company's decision whether to contribute $2 million would be based on the results of TAT's research, which are highly uncertain. The continuation of TAT's activities and therefore the need for the Company and BRC to contribute further funds is contingent on the successful outcome of the research studies currently being performed by TAT. The science and technology of telomere biology and telomerase activation are relatively new. There is no precedent for the successful commercialization of therapeutic product candidates based on this technology. Therefore, the outcome of these research activities and need for continued funding is highly uncertain.

     The Company's decision whether to contribute the $2 million Phase 1 payment was within the Company's control. The consequences of this decision would not have created a liability or other obligation to pay any amount to TAT or BRC, because BRC could not initiate a claim under the Agreement, or otherwise require the Company to contribute any amount to TAT or to pay BRC any amount. As a result, the Company treated the $2 million Phase 1 payment as discretionary.

                                       ***

     Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (650) 463-3078.

                                                     Sincerely,

                                                     /s/ Gregory Chin

                                                     Gregory Chin
                                                     of LATHAM & WATKINS LLP

cc:      David L. Greenwood, Executive Vice President and Chief Financial
                  Officer, Geron Corporation
         Alan C. Mendelson, Latham & Watkins LLP
         Mark V. Roeder, Latham & Watkins LLP